

January 9, 2014

Via E-mail
Shirley Whitaker
Vice President and Corporate Secretary
Twenty Services, Inc.
20 Cropwell Drive – Suite 100
Pell City, Alabama 35128

> **Re:** **Twenty Services, Inc.**
> **Schedule 13E-3**
> **Filed December 12, 2013**
> **File No. 005-19845**
> **Preliminary Information Statement on Schedule 14C**
> **Filed December 12, 2013**
> **File No. 000-08488**

Dear Ms. Whitaker:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

General

1. We noticed the statement that "[n]o filing person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person." The use of such a disclaimer is inconsistent with the attestation that must accompany each filing person's signature on the Schedule 13E-3. Each filing person must certify that, to the best of their knowledge and belief, the information set forth in the schedule is true, complete and correct. See Exchange Act Rule 13e-100.

Schedule 14C

General

2.   We refer to the Notice of Special Meeting of Shareholders where you state that shareholders will be "asked to consider and vote upon" the stated resolutions. We also note the statements that you are not asking for a proxy. Please revise to remove any references to asking for a proxy or vote to remove the implication that a proxy is being solicited. Clarify, if true, that the only way to vote is in person, or advise.

Financing, page 3

3.   Please tell us whether the buyer has represented, in writing, that it has sufficient cash on hand to fund the transaction. If so, please revise your disclosure here and, starting on page 21, to clarify the same.

Recommendation of the Board; Fairness of the Proposed Merger, page 19

4.   Please revise to have each filing person state, if true, that the fairness of the proposed transaction has been considered with respect to each class of shares.

5.   The board must independently address each of the factors identified in Instruction 1014 of Regulation M-A, or expressly adopt the analysis of a party that has specifically addressed such factors. Please revise your disclosure, including the consideration of the going concern value. See Question & Answer No. 20 in Exchange Act Release No. 17719 (April 13, 1981).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Nicholas Panos in the Office of Merger and Acquisitions at (202) 551-3266 with any questions relating to the Schedule 13E-3. You also may contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel